Santarus, Inc.
3721 Valley Centre Drive, Suite 400
San Diego, CA 92130
April 27, 2009
VIA FACSIMILE AND EDGAR TRANSMISSION
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes and Michael Rosenthall
Facsimile Number: (202) 772-9217
Re:	Santarus, Inc. Registration Statement on Form S-3 (File Number 333-156806)
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File Number 333-156806) (the “Registration Statement”) of Santarus, Inc. (the “Company”). We respectfully request that the Securities and Exchange Commission (the “Commission”) take the appropriate action to make the Registration Statement become effective at 4:30 p.m., Washington, D.C. time, on April 29, 2009 or as soon thereafter as possible.
     The Company acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or comments regarding the foregoing, please call Cheston J. Larson or Thomas Smith of Latham & Watkins LLP at (858) 523-5400. Thank you in advance for your consideration.

Very truly yours, Santarus, Inc.
/s/ Debra P. Crawford
By: Debra P. Crawford
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Secretary